NEWS RELEASE

Bonanza
TSX Venture Exchange
Trading Symbol: BZA

AMERICAN BONANZA COMMENCES UNDERGROUND
DRILLING AT COPPERSTONE

July 14, 2003 - AMERICAN BONANZA GOLD MINING CORP. (“Bonanza”) is pleased to announce that underground drilling has commenced at the Copperstone Project in Arizona. The drill will produce NQ size core, which is large by underground drilling standards. This large diameter core is well suited to the bonanza grades present in the D-Zone and will provide large samples for assay in order to obtain the most reliable assays possible.

Extensive core drilling from the underground station will provide detailed data sufficient to refine the D-Zone resource estimation into reserve-level definition. The drilling will also aid in stope design and will test the limits of the high grade gold mineralization at the D-Zone. Drilling results will be announced on an ongoing basis. Drilling is scheduled to continue until sufficient data has been collected for reserve estimation.

Additional information about Bonanza can be obtained at the company’s website: www.americanbonanza.com

AMERICAN BONANZA GOLD MINING CORP.

(signed) Brian Kirwin
President and Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

For further information call:

Brian Kirwin, President and Chief Executive Officer (775) 824-0707
Giulio T. Bonifacio, Executive Vice President and Chief Financial Officer (604) 699-0023